From:

Ameritrans Capital Corporation
For More Information Contact:
Gary C. Granoff
1-(800)-214-1047

For Immediate Release

Ameritrans Capital Corporation Declares Quarterly Dividend

On $9^{3/8}$ % Preferred Stock

New York, NY, December 19, 2006—The board of directors of Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP, AMTCW) has declared a dividend of $0.28125 per share on its $9^{3/8}$% Cumulative Participating Redeemable Preferred Stock for the period October 1, 2006 through December 31, 2006. The dividend is payable on or about January 15, 2007 to shareholders of record as of December 29, 2006. The dividend is being declared from estimated earnings for the period ending December 31, 2006.

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to, and investments in, small businesses. Ameritrans' wholly-owned subsidiary, Elk Associates Funding Corporation, has been licensed by the United States Small Business Administration as a Small Business Investment Company since 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY, 10017.

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